One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

Megan N. Gates | 617 348 4443 | mngates@mintz.com

September 28, 2007

Via Edgar and Overnight Mail

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549
Attn: Song P. Brandon, Esq.

Re:	Synvista Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-3
File Number 333-145935

Ladies and Gentlemen:

On behalf of Synvista Therapeutics, Inc. (the “Company”), we are hereby filing with the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-3, initially filed with the Commission on September 7, 2007 (the “Registration Statement”).

Amendment No. 1 is being filed in response to comments contained in the letter dated September 18, 2007 from Jeffrey P. Riedler of the Staff, to Noah Berkowitz, M.D., Ph.D., the Company’s President and Chief Executive Officer. As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in Amendment No. 1 and has supplementally submitted such changes to the Staff. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

Form S-3

1.
Comment: We note your Form S-3 is registering common stock underlying warrants to exercise Series B preferred shares that are convertible into shares of common stock. However, based on your disclosure it does not appear registration of the common stock underlying the warrants is appropriate because the Series B preferred shares that may be acquired upon exercise of the warrants are not yet issued and outstanding. In that regard, you should remove the common stock underlying the warrants from your registration statement or provide us with a detailed analysis explaining why you believe registration of the common stock underlying the warrants is permissible.

Response: We respectfully note that the shares of common stock to be registered under this Registration Statement are limited to (1) a portion of the shares of common stock into which the Series B Preferred Stock is convertible, and (2) a portion of the shares of common stock underlying warrants to purchase common stock issued to the placement agent in the Company’s private placement of the Series B Preferred Stock. This Registration Statement does not include the registration of the common stock underlying the warrants to purchase Series B Preferred Stock (the “Preferred Warrants”).

 Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 28, 2007

However, the Company may in a future registration statement seek to register for resale the common stock underlying the Preferred Warrants and, therefore, we wish to provide the Staff with an analysis of why it believes such registration would be appropriate at that time.

Please be advised that the Preferred Warrants are immediately exercisable for shares of Series B Preferred Stock. These shares of Series B Preferred Stock underlying the Preferred Warrants are also immediately convertible into shares of the Company’s common stock. The Staff has indicated that if a company satisfies the Form S-3 registrant eligibility requirements and the offering satisfies the Form’s secondary offering requirements, it believes that the company may use Form S-3 to register, prior to the conversion, the resale of the common stock issuable upon conversion of the outstanding convertible securities. See Securities and Exchange Commission Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Interpretation No. 3S (March 1999). Here, the Preferred Warrants are immediately exercisable for securities which are immediately convertible into shares of common stock. Therefore, the common stock underlying the Preferred Warrants should be eligible to be registered for resale.

In addition, the Staff has indicated that a company may register for resale the underlying common stock of a convertible or exercisable security pursuant to General Instruction I.B.3 of Form S-3 of a convertible or exercisable security because the “fact that the underlying common stock is listed or quoted is sufficient to satisfy the requirements of the instruction.” See Securities and Exchange Commission Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Interpretation No. A.50 (1997). Here, the common stock underlying the Preferred Warrants is listed on the American Stock Exchange, and as such, is eligible to be registered.

While the Company does not propose to register the shares of common stock underlying the Preferred Warrants at this time, we respectfully submit that, for these reasons above, the Company may seek to register such shares in the future, and it believes that such registration would be appropriate at that time.

2.
Comment: In an appropriate place in your document, please provide descriptions of the private placement transactions pursuant to which you sold securities to the shareholders listed in the Form S-3. Your disclosure should include descriptions of the Series B preferred shares and warrants as well as the terms under which such securities are convertible and exercisable, respectively.

Response: The Company has revised pages 20 and 21 of the prospectus to incorporate the requested information which was not previously disclosed.

Confidential Treatment Request

3.
Comment: We will be monitoring your registration statement for resolution of your pending confidential treatment request. All comments will need to be fully resolved before we take final action on the registration statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 28, 2007

Response: The Company acknowledges the Staff’s comment that the confidential treatment request must be granted, or the request withdrawn, prior to the effectiveness of the Registration Statement.

We hope that the above responses will be acceptable to the Staff. If you have any questions or comments regarding Amendment No. 1 or the foregoing, kindly contact the undersigned at (617) 348-4443. Thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:          Securities and Exchange Commission
Jeffrey P. Riedler, Esq.
Song P. Brandon, Esq.

Synvista Therapeutics, Inc.
Noah Berkowitz, M.D., PhD.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
William T. Whelan, Esq.
Evan M. Bienstock, Esq.